Exhibit 12
AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended
	30 June	Year Ended 30 September
(Millions of dollars, except ratios)	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations(1)	$674.7	$1,122.0	$965.9	$691.0	$900.0	$832.2
Add (deduct):
Provision for income taxes	262.2	432.6	300.2	258.1	275.1	221.1
Fixed charges, excluding capitalized interest	100.8	123.6	117.6	140.7	156.3	136.4
Capitalized interest amortized during the period	6.3	9.7	9.8	8.7	9.8	9.2
Undistributed earnings of equity investees(4)	(34.4)	(51.1)	(101.8)	(74.9)	(57.1)	(62.2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(2.3)	(2.6)	(3.0)	(2.8)	—	—
Earnings, as adjusted	$1,007.3	$1,634.2	$1,288.7	$1,020.8	$1,284.1	$1,136.7
Fixed Charges:
Interest on indebtedness, including capital lease obligations	$85.2	$105.8	$94.6	$120.1	$136.7	$108.1
Capitalized interest	15.3	32.7	49.1	33.0	26.0	30.2
Amortization of debt discount/premium and expense	4.6	3.6	8.2	3.9	2.1	10.6
Portion of rents under operating leases representative of the interest factor	11.0	14.2	14.8	16.7	17.5	17.7
Fixed charges(2)	$116.1	$156.3	$166.7	$173.7	$182.3	$166.6
Ratio of Earnings to Fixed Charges(3)	8.7	10.5	7.7	5.9	7.0	6.8

(1)
Income from continuing operations includes income attributable to noncontrolling interests as well as business restructuring and cost reduction actions of $103.0 ($78.4 attributable to Air Products, after-tax) in 2017, $34.5 ($24.7 after‑tax) in 2016, $180.1 ($132.9 after-tax) in 2015, $98.3 ($67.0 after-tax) in 2013, and $158.6 ($111.9 after-tax) in 2012, business separation costs of $30.2 ($26.5 after-tax) in 2017 and $50.6 ($46.7 after-tax) in 2016; a goodwill and intangible asset impairment charge of $162.1 ($154.1 attributable to Air Products, after-tax) in 2017 and $310.1 ($308.8 attributable to Air Products, after-tax) in 2014; and an equity method impairment charge of $79.5 in 2017.

(2)
We are party to certain debt guarantees of equity affiliates. Since we have not been required to satisfy the guarantees, nor is it probable that we will, interest expense related to the guaranteed debt is not included in fixed charges.

(3)
The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).

(4)	Excludes the impact of an impairment on an investment in an equity affiliate.